Mail Stop 0408

      February 8, 2006


By U.S. Mail and Facsimile (443) 263-7553

Mark H. Anders
President and Chief Executive Officer
AmericasBank Corp.
500 York Road
Towson, Maryland 21204

Re:	AmericasBank Corp.
	Form SB-2 filed December 21, 2005
	File No. 333-130542

Dear Mr. Anders:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Your response letter and cover page are confusing. Please note that if you collect money from investors in an escrow account, you are conducting a continuous offering. Investors must receive a definitive prospectus before they send in money, and that prospectus must have a price. It is confusing to speak of a pricing after investors have sent in their money.

2. Please note the updating requirements of Rule 310(g) of Regulation
S-B.

3. Please file updated consents for all audited financial statements included in your next filing.

Cover Page

4. We note the response to our prior comment 1. Please revise to indicate when the offering will be over. Refer to Item
501(a)(9)(iii).

5. Please include the price.

Exhibit 5.1

6. We note that the legality opinion is restricted to federal law. In light of the fact that the company is incorporated in Maryland, it appears that the opinion should opine on Maryland law. Please revise.


*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Paula Smith, Staff Accountant, at (202) 551-3696 or Don Walker, Senior Assistant Chief Accountant at (202) 551-
3490 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at
(202) 551-3436 or me at (202) 551-3698 with any other questions.

						Sincerely,



Mark Webb
Legal Branch Chief






cc:	Frank C. Bonaventure, Esq.
	Kenneth B. Abel, Esq.
	Ober, Kaler, Grimes & Shriver
	A Professional Corporation
	120 E. Baltimore Street
	Baltimore, Maryland 21202

	Wayne A. Whitham, Esq.
	John M. Oakey, III, Esq.
	Williams, Mullen, Clark & Dobbins
	Two James Center
	1021 East Cary Street, 17th Floor
	Richmond, Virginia 23219

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Mark H. Anders
AmericasBank Corp.
February 8, 2006
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